EXHIBIT 99.1

Brookfield Acquires Share of Four UK Offshore Wind Farms from Ørsted

  Two leading renewable energy players partner on operational U.K. offshore wind farms. Brookfield to acquire a 12.45% stake in 3.5 GW offshore wind portfolio under long-term contracts

LONDON, Oct. 30, 2024 (GLOBE NEWSWIRE) -- Ørsted (CPH: ORSTED) has signed a partnership agreement with Brookfield (NYSE: BAM, TSX: BAM), its institutional partners and its listed affiliate Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), who will acquire 12.45% minority stakes in four of Ørsted’s operational U.K. offshore wind farms: Hornsea 1, Hornsea 2, Walney Extension, and Burbo Bank Extension, which have a combined total capacity of approximately 3.5 GW.

The enterprise value of the transaction is $2.3 billion ($570 million net to Brookfield Renewable). Brookfield is pursuing this transaction through Brookfield Infrastructure Fund V, the world’s largest infrastructure fund. The transaction is expected to close by the end of 2024, subject to customary regulatory approvals.

With this transaction, Ørsted makes significant progress on the farm-down program announced as part of the February business plan update while ensuring a high level of value retention within the transaction. For Brookfield, the investment provides the opportunity to partner with Ørsted, the world’s largest and leading offshore wind player, to invest in a scaled, fully operational offshore wind portfolio. This marks another step in Brookfield’s expansion into the offshore wind sector, which is a mature technology with a complementary generation profile to solar PV and onshore wind.

Ørsted will retain a 37.55% ownership interest in the four assets and will continue to exercise a similar level of control and governance as before the transaction. Ørsted will also continue to oversee the operations and maintenance of the wind farms, according to the current service agreements. All four assets are fully operational under long-term inflation-linked contracts for difference (CfD).

Mads Nipper, Group President and CEO of Ørsted, said: “We’re pleased to welcome Brookfield, a leading renewable energy investor with proven investment and operational expertise, as a partner in four U.K. offshore wind farms in one of Ørsted’s core strategic markets. Today’s transaction is an important milestone in the farm-down program as part of our business plan, supporting our significant re-investment in new assets.”

Connor Teskey, CEO of Brookfield Renewable and President of Brookfield Asset Management, said: “We are pleased to be partnering with Ørsted to invest in four high-quality assets that are critical to supplying the U.K. with renewable power and supporting the country’s decarbonization objectives. This is Brookfield’s first investment in U.K. offshore wind, which will continue to be a critical part of the energy mix and to support the growing demand we see for clean energy.”

The agreement includes a call option, providing Ørsted with the opportunity, but no obligation, to repurchase the assets from Brookfield between two and seven years from the closing of the transaction at a pre-agreed price.

As the leading offshore wind developer in the U.K., Ørsted currently operates more than 5 GW of offshore wind capacity and has an additional 5 GW under construction or in development, including the Hornsea 3 and Hornsea 4 projects, both of which have secured CfDs. Globally, Ørsted has installed 15.4 GW renewable energy across offshore wind, onshore wind, solar PV, and battery storage, and has another 7.7 GW under construction.

About Ørsted

The Ørsted vision is a world that runs entirely on green energy. Ørsted develops, constructs, and operates offshore and onshore wind farms, solar farms, energy storage facilities, renewable hydrogen and green fuels facilities, and bioenergy plants. Ørsted is recognised on the CDP Climate Change A List as a global leader on climate action and was the first energy company in the world to have its science-based net-zero emissions target validated by the Science Based Targets initiative (SBTi). Headquartered in Denmark, Ørsted employs approx. 8,400 people. Ørsted's shares are listed on Nasdaq Copenhagen (Orsted). In 2023, the group's revenue was DKK 79.3 billion (EUR 10.6 billion). Visit orsted.com or follow us on Facebook, LinkedIn, Instagram, and X.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $1 trillion of assets under management. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield operates Brookfield Renewable Partners (NYSE: BEP, TSX: BEP), one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio totals over 34,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Contact Information

Ørsted

Media:	Investors:
Tom Christiansen	Rasmus Keglberg Hærvig
Tel: +45 99 55 60 17	Tel: +45 99 55 90 95
Email: tomlc@orsted.com	Email: IR@orsted.com

Brookfield

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director	Vice President
Corporate Communications	Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 649 8196
Email: simon.maine@brookfield.com	Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This press release contains certain forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believe,” “think,” “expect,” “potential,” “continue,” “may,” “should,” “seek,” “approximately,” “predict,” “intend,” “will,” “plan,” “estimate,” “anticipate,” the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. Forward-looking statements relate to expectations, estimates, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including but not limited to the statements with respect to: the proposed transaction; operation of the business following the closing of the transaction; expansion and growth opportunities resulting from the transaction; and expected timing of closing of the proposed transaction. The forward-looking statements are based on Brookfield’s beliefs, assumptions and expectations, taking into account all information currently available to it. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to Brookfield or are within their control. If a change occurs, Brookfield’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: failure to realize the anticipated benefits within the expected timeframes from the proposed transaction; unforeseen liabilities or other costs of the proposed transaction and timing related thereto; availability and cost of financing for the proposed transaction; changes in the assets’ business; any delays or difficulties in receiving regulatory approvals; failure to complete the transaction; and availability, terms and deployment of capital.

All forward-looking statements speak only as of the date of this press release. Brookfield does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. Past performance is not indicative or a guarantee of future performance. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.